Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

RECEIVED
2008 DEC 16 A 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08006262

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

CH-4132 Muttenz 1, 11/12/2008

Investor Relations
Edith Kahlmeier
Tel.: +41 61 469 6748
Fax: +41 61 469 6767
E-Mail: edith.kahlmeier@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:

- Ad-hoc Announcement:
"Clariant Streamlines Board of Management"

PROCESSED
DEC 18 2008 SA
THOMSON REUTERS

Yours sincerely,

Clariant Ltd

Edith Kahlmeier
Clariant Investor Relations

dw 12/17

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

December11, 2008

Media Release

Clariant International Ltd

Clariant Streamlines Board of Management

Muttenz, December 11, 2008 – Clariant, a world leader in specialty chemicals, today announced that it will streamline the company's critical management processes in order to improve efficiency and to gain speed in restructuring. Effective January 1, 2009, the Board of Management will be transformed into an Executive Committee (EC). Under the leadership of the CEO, its members will have shared responsibility for the company's operations. The Executive Committee will be built up as follows:

- **Hariolf Kottmann (CEO):** Clariant Excellence, Talent Management Review, Technology & Innovation, Communication, Corporate Development
- **Patrick Jany (CFO):** Treasury, Accounting, Controlling, Investor Relations, Tax, Mergers & Acquisitions, Legal Affairs, Information Technologies, Human Resources, Corporate Auditing
- **Siegfried Fischer:** Functional Chemicals Division, Group ESHA & Corporate Security, CIS, Eastern Europe
- **Okke Koo:** Pigments & Additives Division, Procurement, Europe, Middle East, Africa
- **Dominik von Bertrab:** Masterbatches Division, Group Supply Chain, Americas
- **Peter Brandenberg:** Textile, Leather & Paper Chemicals Division, Asia, Pacific, India

- end -

Contacts

Media Relations

Arnd Wagner Phone +41 61 469 61 58

Investor Relations

Ulrich Steiner Phone +41 61 469 67 45

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END